May 14, 2010

via edgar submission

Jay Mumford Senior Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:       Vascular Solutions, Inc.
Annual Report on Form 10-K Filed February 2, 2010
File No. 000-27605

Dear Mr. Mumford:

On behalf of Vascular Solutions, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated April 30, 2010 (the “Comment Letter”).  For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

Item 7.  Management’s Discussion and Analysis…, page 24

1.                  Comment:

In future filings, please expand your overview to provide an executive level analysis of your material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to these trends and uncertainties.  Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results.  Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of the executive summary.

Response:

In future filings we will expand our overview to provide an executive level analysis of known material trends and uncertainties on which our executives are most focused, and the actions they are taking in response to those trends and uncertainties.  We will also provide an executive summary of business, industry and technological trends that are driving the sales of our products and affecting our operating results.

Securities and Exchange Commission

May 14, 2010

2.                  Comment:

We note the seasonality of sales of your Vein products mentioned during management’s 4th quarter earnings call.  If material, please revise future filings to provide the disclosures required by Item 101(c)(1)(v).  Also note the disclosure requirements of Instruction 5 to Item 303(b) of Regulation S-K.

Response:

In response to an analyst’s question during the earnings call held on October 20, 2009, Mr. Root made a comment that our Vari-Lase customers may perform fewer procedures during the summer months.  The seasonality described in Mr. Root’s response is not material to an understanding of the Company’s business taken as a whole, the standard described in Regulation S-K Item 101(c)(1)(v).  As a result, this seasonality has not been described in previous filings.   If seasonality of the Vein product line becomes material in the future, the Company will include the disclosures required by Regulation S-K Item 101(c)(1)(v) and Item 303(b), Instruction 5.

3.                  Comment:

In your future filings, please include in your MD&A a narrative discussion of the extent to which price and volume impacted your revenues.  Quantify when possible.  Include in such disclosure a discussion of the extent to which the introduction of new products impacted your results of operations.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

In future filings where we disclose material increases in revenues, we will include in our MD&A a narrative discussion of the extent to which price and volume impacted our revenues, including a discussion of the extent to which the introduction of new products impacted our results of operations.

Item 10.  Directors, Executive Officers and Corporate Governance, page 34

4.                  Comment:

The disclosures you provide pursuant to Regulation S-K Item 401(e) should include the “specific experience, qualifications, attributes or skills” that led to the conclusions that the person should serve as a director at the time the disclosure is made.  Your current disclosure does not describe those experiences or qualifications in sufficient detail.  For example, your disclosure includes vague references to “experience in the medical device industry” and affiliations with the registrant or other medical device companies.  In future filings, please revise to clarify the specific experience to which you refer and why that experience leads to you to conclude that the person is “well-suited” to serve as a director.

Securities and Exchange Commission

May 14, 2010

Response:

In future filings, we will revise to clarify the specific experiences or qualifications of each individual that we believe make him or her well-suited to serve as a member of our Board of Directors.

Item 11.  Executive Compensation, page 34

5.                  Comment:

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Process and Background.  While preparing our 2010 Proxy Statement, members of senior management assessed the risks in our compensation plans, policies and practices.  In assessing the risks, management reviewed the compensation plans, policies and practices for our executive officers as well as the compensation plans, policies and practices for all employees generally.  Company employees receive compensation in the form of hourly wages, base salary or base salary plus commissions, and certain employees also receive incentive compensation in the form of monetary benefits and/or equity ownership.  Incentive compensation is provided to our employees pursuant to the programs described below.

Executive Incentive Compensation Plan.  Employees who have responsibility for decision making and take actions which significantly influence the operating performance of the Company are eligible for annual cash bonus awards under the Executive Incentive Compensation Plan.  Plan participants receive monetary incentive compensation based upon their achievement of multiple corporate and individual performance objectives.  The corporate objectives are proposed by the Chief Executive Officer and reviewed, revised and approved by the Compensation Committee.  The individual objectives are proposed by the individual and approved by his or her manager, or in the case of executive officers, the Compensation Committee.  Each individual and corporate objective has a threshold that must be achieved to obtain any payout and a target which equals 100% of the payout for that objective.  Some objectives may also include the ability to achieve in excess of the target, with a maximum allowable payout of 125%.

The target (or 100%) bonus under the Executive Incentive Compensation Plan is a defined percentage of each individual’s base annual salary.  As a percentage of salary the target bonus for 2009 was 40% for the Chief Executive Officer, 25% for Company officers, 20% for senior directors and up to 15% for directors and other members of management.  The target bonus is apportioned between corporate and individual objectives at different percentages for each group of participants.  The Chief Executive Officer’s bonus is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives.  Officers’ bonuses are equally weighted on corporate and individual objectives.  The bonuses of senior directors, directors and other management are weighted 25% on the achievement of corporate objectives and 75% on the achievement of individual objectives.

Securities and Exchange Commission

May 14, 2010

In 2009, the Executive Incentive Compensation Plan had the following four corporate objectives: (1) achieve over $71 million dollars in net revenue; (2) attain 2009 net income before taxes (excluding any litigation gain, but including stock based compensation) of at least $9.0 million; (3) launch five material new products in the United States during the forecasted month with acceptable clinical performance; and (4) complete development (through design freeze or executed corporate partnership) of two products that each have the potential for > $100 million in annual net revenue.  The individual objectives set for each of the named executive officers for 2009 under the Executive Incentive Compensation Plan are described on page 16 in our 2010 Proxy Statement.

Stock Option and Stock Award Plan.  Per the terms of the Stock Option and Stock Award Plan, employees who perform valuable services for and on behalf of the Company are eligible to receive restricted stock. The general policy of the Company is to annually grant shares of restricted stock to our officers, directors, managers, members of the Partner Program (described below), and other employees who have responsibility for decision making and actions which significantly influence the operating performance of the Company.  In general, these awards are incentives for future performance and not compensation for past accomplishments.  While there is no set formula used to determine the amount of restricted shares awarded, the job responsibilities, experience and contributions of the individual, time in the position, as well as the recommendations of the employee’s manager are considered.  The restricted stock awards vest 50% upon the two-year anniversary of the grant and 25% each of the following two years.

Employment Agreements.  Generally speaking, all of our employees sign at-will employment agreements which provide for termination of employment upon ten business days’ notice.  We use different forms of employment agreements for our executive officers and field partners which provide the possibility of additional benefits upon termination, as described below.

•                     Executive Officers.  Our executive officers sign employment agreements which contain a change in control provision.  The agreements provide for benefits if an officer’s employment is terminated within 12 months following a “change in control” unless such termination was by us for cause, by the officer other than for “good reason,” or because of the officer’s disability or death. The terms “change in control” and “good reason” are defined in the agreements. The agreements provide for lump sum or installment payments in amounts equal to 12 times the officer’s monthly base salary.

Securities and Exchange Commission

May 14, 2010

•                     Field Partners.  Our sales employees sign employment agreements that provide for termination upon ten business days notice and compensate employees with base salary and commissions based upon sales approved and processed by our administrative office.  After a minimum of six months of employment, sales employees may be asked to become a “partner.”  If the employee accepts the offer, he or she will sign an agreement and become eligible to receive time-based restricted stock awards and six month’s compensation if terminated by the Company other than for cause, and he or she will be eligible to participate in the Partner Bonus Program.  Management has complete discretion to determine the amount of monetary bonus each partner receives pursuant to the Partner Bonus Program, and may opt out of the agreement.

Analysis and Conclusion.  In performing the risk assessment, senior management considered the mix of fixed and variable compensation, the mix of short-term and long-term incentive compensation and the various compensation risk control mitigation features in our compensation programs.  The Executive Incentive Compensation Plan’s multiple and balanced objectives (including four performance objectives that are directly reflected in our audited financial statements or otherwise objectively measured), relative weighting of the performance objectives, maximum payout caps and modest payout structure do not reward excessive risk taking or decision making contrary to the Company’s overall objectives.  The long-term incentives provided under our Stock Option and Stock Award Plan serve to align our employees’ interests with those of shareholders and provide employees with incentives to continue to perform valuable services on the Company’s behalf over the long-term.  The provisions in employment agreements that provide for payments upon termination are ultimately at the discretion of management.  For executive officers, the double trigger for the change in control benefit requires that the officer be terminated or suffer an adverse change in job responsibilities before payout occurs.  For field partners, we may opt out of the agreement to avoid paying severance upon termination.  For these reasons, we determined that risks involving our compensation plans, policies and practices were not reasonably likely to have a material adverse effect on the Company, and as a result did not include any disclosure in our 2010 Proxy Statement in response to Item 402(s) of Regulation S-K.

Securities and Exchange Commission

May 14, 2010

Item 15.  Exhibits and Financial Statement Schedules, page 36

6.                  Comment:

Although your exhibit list indicates that Exhibit 23.1 was “filed herewith,” it appears that such exhibit was not included with your filing.  Please amend your document to include that exhibit, and any other exhibits that are required for amended Exchange Act filings.

Response:

We will amend our Annual Report on Form 10-K filed on February 2, 2010 to include the consent of our auditors, Baker Tilly Virchow Krause, LLP dated February 2, 2010, which was inadvertently omitted in the original filing and an updated consent dated May 13, 2010.  Copies of their consent are attached to this letter for your convenience.

*         *         *

We acknowledge that:

•                     The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures.  Please feel free to call me directly at (763) 656-4352.

Sincerely,

/s/ James Hennen

James Hennen
Chief Financial Officer

cc:        Timothy S. Hearn, Dorsey & Whitney LLP

Securities and Exchange Commission

May 14, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-54164 and 333-145719), and Form S-3 (File Nos. 333-127034, 333-114231, and 333-144688) of our reports dated February 2, 2010, relating to the consolidated financial statements, the financial statement schedule, and the effectiveness of internal control over financial reporting, which appear on this annual report on Form 10-K for the year ended December 31, 2009.

Minneapolis, Minnesota
February 2, 2010

Securities and Exchange Commission

May 14, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-54164, 333-145719, and 333-166272), and Form S-3 (File Nos. 333-127034, 333-114231, and 333-144688) of our reports dated February 2, 2010, relating to the consolidated financial statements, the financial statement schedule, and the effectiveness of internal control over financial reporting of Vascular Solutions, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2009.

Minneapolis, Minnesota
May 13, 2010